1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated Nov 9, 2004

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      x            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2004/11/09

Chunghwa Telecom Co., Ltd.

By:	/s/ Hank H. C. Wang
Name:	Hank H. C. Wang
Title:	Senior Managing Director
Finance Department

Exhibit

Exhibit	Description
1	Announcement on 2004/10/07: Related information regarding the purchasing of Bond Fund

2	Announcement on 2004/10/08: Related information regarding the purchasing of Bond Fund

3	Announcement on 2004/10/08: Chunghwa Telecom announced revenue for Sep. 2004

4	Announcement on 2004/10/12: Chunghwa Telecom purchased the Blade Server, etc. Total amount was NT$502,817,665.

5	Announcement on 2004/10/26: The Typhoon Nock-ten caused no great damage to Chunghwa Telecom

6	Announcement on 2004/10/27: Related information regarding the purchasing of Bond Fund

7	Announcement on 2004/10/27: Related information regarding the purchasing of Bond Fund

8	Announcement on 2004/10/27: Chunghwa’s southern office had checks bounced due to the northern office closed because of Typhoon Nock-ten;however,the checks had been cashed next day immediately.

9	Announcement on 2004/10/28: Chunghwa Telecom announced financial results for the first nine months of 2004

10	Announcement on 2004/10/28: The Company announcing a financial report containing other than unqualified regarding 3Q 2004

11	Announcement on 2004/10/29: Related information regarding the purchasing of Bond Fund

12	Announcement on 2004/10/29: Related information regarding the purchasing of Bond Fund

13	Announcement on 2004/11/09: Oct 2004 sales

EXHIBIT 1

Related information regarding the purchasing of Bond Fund

Date of events: 2004/10/07

Contents:

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield):FUBON JU-I III FUND

2.	Date of occurrence of the event:2004/10/07

3.	Volume, unit price, and total monetary amount of the transaction:

25,258,478.4Units;NT$11.8772;NT$300,000,000

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):

Fubon Asset Management;None

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition:N/A

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:N/A

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced):N/A

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained):N/A

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:One time payment in cash

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department:Base on the NAV of the fund;The NAV declared by fund company;finance department

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):

25,258,478.4Units;NT$300,000,000;0.84%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement:

0.88%;1.03%;NT$2,912,742,176

13.	Broker and broker’s fee:None

14.	Concrete purpose or use of the acquisition or disposition:Short-term investment

15.	Net worth per share of company underlying securities acquired or disposed of:NT$11.87

16.	Do the directors have any objection to the present transaction?:None

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?:None

18.	Any other matters that need to be specified:None

EXHIBIT 2

Related information regarding the purchasing of Bond Fund

Date of events: 2004/10/08

Contents:

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield):PCA Well Pool Fund

2.	Date of occurrence of the event:2004/10/08

3.	Volume, unit price, and total monetary amount of the transaction:

32,846,115.9Units;NT$12.1780;NT$400,000,000

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): PCA Securities Investment Trust Co.,Ltd.;None

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition:N/A

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:N/A

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced):N/A

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained):N/A

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:One time payment in cash

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department:Base on the NAV of the fund;The NAV declared by fund company;finance department

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):

73,917,925.9Units;NT$900,172,502;2.97%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement:

0.99%;1.15%;NT$2,912,742,176

13.	Broker and broker’s fee:None

14.	Concrete purpose or use of the acquisition or disposition:Short-term investment

15.	Net worth per share of company underlying securities acquired or disposed of:NT$12.17

16.	Do the directors have any objection to the present transaction?:None

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?:None

18.	Any other matters that need to be specified:None

EXHIBIT 3

Chunghwa Telecom announced revenue for Sep. 2004

Date of events: 2004/10/08

Contents:

1.	Date of occurrence of the event:2004/10/08

2.	Cause of occurrence:Chunghwa Telecom’s revenue for Sep. 2004 was NT$15.4 billion. Till the end of Sep., Chunghwa Telecom accumulated revenue of NT$136.7 billion, net income of NT$39.28 billion, and EPS of NT$4.09.

3.	Countermeasures: None.

4.	Any other matters that need to be specified: None.

EXHIBIT 4

Chunghwa Telecom purchased the Blade Server, etc. Total amount was NT$502,817,665.

Date of events: 2004/10/12

Contents:

1.	Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):Blade Server etc.

2.	Date of the occurrence of the event:2003/10/13~2004/10/12

3.	Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price:NT$502,817,665.

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):EVERelite Technology Co., Ltd.

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:None.

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:None.

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):None.

8.	Terms of delivery or payment (including payment period and monetary amount):In accordance with the contract.

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:In accordance with the Government Procurement Law

10.	Name of the professional appraisal institution and its appraisal amount:None.

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:None.

12.	Is the appraisal report price a limited price or specific price?:None.

13.	Has an appraisal report not yet been obtained?:None.

14.	Reason an appraisal report has not yet been obtained:None.

15.	Broker and broker’s fee:None.

16.	Concrete purpose or use of the acquisition or disposition:

Telecom materials.

17.	Do the directors have any objection to the present transaction?:None.

18.	Any other matters that need to be specified:None.

EXHIBIT 5

The Typhoon Nock-ten caused no great damage to Chunghwa Telecom

Date of events: 2004/10/26

Contents:

1.	Date of occurrence of the event:2004/10/26

2.	Cause of occurrence:The Typhoon Nock-ten caused no material impact to the company’s operation.

3.	Countermeasures:None.

4.	Any other matters that need to be specified:None.

EXHIBIT 6

Related information regarding the purchasing of Bond Fund

Date of events: 2004/10/27

Contents:

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield):ABN AMRO BOND FUND

2.	Date of occurrence of the event:2004/10/27

3.	Volume, unit price, and total monetary amount of the transaction: 20,502,446.63Units;NT$14.63;NT$300,000,000

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): ABN-AMRO Asset Management Taiwan Ltd.;None

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition:N/A

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:N/A

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced):N/A

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained):N/A

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:One time payment in cash

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department:Base on the NAV of the fund;The NAV declared by fund company;finance department

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):

34,183,928.06Units;NT$500,192,909;1.09%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement:

1.35%;1.52%;NT$4,751,494,035

13.	Broker and broker’s fee:None

14.	Concrete purpose or use of the acquisition or disposition:Short-term investment

15.	Net worth per share of company underlying securities acquired or disposed of:NT$14.63

16.	Do the directors have any objection to the present transaction?:None

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?:None

18.	Any other matters that need to be specified:None

EXHIBIT 7

Related information regarding the purchasing of Bond Fund

Date of events: 2004/10/27

Contents:

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield):Shinkong Chi-Shin Fund

2.	Date of occurrence of the event:2004/10/21~2004/10/27

3.	Volume, unit price, and total monetary amount of the transaction: 35,920,676.08Units;NT$13.9174~13.9208;NT$500,000,000

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Shinkong Investment Trust Co. Ltd.;None

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition:N/A

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:N/A

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced):N/A

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained):N/A

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:One time payment in cash

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department:Base on the NAV of the fund;The NAV declared by fund company;finance department

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):

35,920,676.08Units;NT$500,044,548;1.02%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement:

1.35%;1.52%;NT$4,751,494,035

13.	Broker and broker’s fee:None

14.	Concrete purpose or use of the acquisition or disposition:Short-term investment

15.	Net worth per share of company underlying securities acquired or disposed of:NT$13.92

16.	Do the directors have any objection to the present transaction?:None

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?:None

18.	Any other matters that need to be specified:None

EXHIBIT 8

Chunghwa’s southern office had checks bounced due to the northern office closed because of Typhoon Nock-ten;however,the checks had been cashed next day immediately.

Date of events: 2004/10/27

Contents:

1.	Date of occurrence of the event:2004/10/27

2.	Cause of occurrence:The Typhoon Nock-ten caused all public offices in the north of the island closed for Oct. 25 while those in the central and in the south operated as usual. Chunghwa’s headquarter in Taipei could not remit the amount needed by the Southern Taiwan Business Group which had four checks bounced, amounting to NT$27,306,300 in total.

3.	Countermeasures:The company has remitted the amount as soon as the office was open on Oct. 26 and cashed the four checks. The Southern Taiwan Business Group hence submitted an application with the copies of the remittance to Kaohsiung Checks Clearing House for the cancellation of check bouned record.

4.	Any other matters that need to be specified:This was due to natural disater,not the company’s business fault.

EXHIBIT 9

Chunghwa Telecom announced financial results for the first nine months of 2004

Date of events: 2004/10/28

Contents:

1.	Date of occurrence of the event:2004/10/28

2.	Cause of occurrence:Chunghwa Telecom announced its financial results for the first nine months of 2004. Total revenue was NT$136.8 billion, reaching 77.2% of the company’s guidance. Gross profit was NT$68.6bn,income from operation NT$47.3bn,net income NT$39.3bn,reaching 94.5% of the guidance,and earning per share was NT$4.07.

Comparison of operation results for the first nine months of 2003 and 2004

(Unit:NT$mn)

	9months-’03	9months-’04
Service revenues	133,907	136,754
Gross profit	66,908	68,625
Income from operations	45,521	47,279
Other income and expenses	270	666
Income before income tax	45,791	47,945
Net income	36,405	39,284
Net income per share(NT$)	3.77	4.07

3.	Countermeasures:Nil

4.	Any other matters that need to be specified:Nil

EXHIBIT 10

The Company announcing a financial report containing other than unqualified regarding 3Q 2004

Date of events: 2004/10/28

Contents:

1.	Date of occurrence of the event:2004/10/28

2.	Full text of the CPA audit opinion:The Board of Directors and Stockholders Chunghwa Telecom Co., Ltd. We have reviewed the accompanying balance sheets of Chunghwa Telecom Co., Ltd. as of September 30, 2004 and 2003, and the related statements of operations and cash flows for the nine months then ended, all expressed in New Taiwan dollars.These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our review. Except for the matters described in the next paragraph, we conducted our reviews in accordance with Statement on of Auditing Standards No.36 “Review of Financial Statements” issued by the Auditing Committee of the Accounting Research and Development Foundation of the Republic of China.A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in Republic of China, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

A stated in Note 9 to the financial statements, we did not review the financial statements of equity-accounted investments, the investments in which are reflected in the accompanying financial statements using the equity method of accounting. The aggregate carrying values of the equity-accounted investments were NT$1,396,750 thousand and NT$1,312,807 thousand as of September 30, 2004 and 2003 and the equity in their net gain (loss) were NT$33,268 thousand and (NT$104,094) thousand for the nine months then ended.

Based on our reviews, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with accounting principles generally accepted in the Republic of China.

As stated in Notes 2 and 3 to the financial statements, the Company’s accounts are subject to examination by the Directorate General of Budget, Accounting and Statistics of the Executive Yuan and by the Ministry of Audit of the Control Yuan. The accounts as of and for the year ended December 31, 2003 have been examined by these government agencies, and adjustments from this examinations have been recognized in the accompanying financial statements.

Deloitte & Touche

3.	Any other matters that need to be specified:none

EXHIBIT 11

Related information regarding the purchasing of Bond Fund

Date of events: 2004/10/29

Contents:

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield):Shinkong Chi-Shin Fund

2.	Date of occurrence of the event:2004/10/29

3.	Volume, unit price, and total monetary amount of the transaction:

35,914,638.09Units;NT$13.92;NT$500,000,000

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Shinkong Investment Trust Co. Ltd.;None

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition:N/A

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:N/A

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced):N/A

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained):N/A

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:One time payment in cash

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department:Base on the NAV of the fund;The NAV declared by fund company;finance department

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):

71,835,314.17Units;NT$1,000,084,060;2%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement:

1.52%;1.73%;NT$4,751,494,035

13.	Broker and broker’s fee:None

14.	Concrete purpose or use of the acquisition or disposition:Short-term investment

15.	Net worth per share of company underlying securities acquired or disposed of:NT$13.92

16.	Do the directors have any objection to the present transaction?:None

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?:None

18.	Any other matters that need to be specified:None

EXHIBIT 12

Related information regarding the purchasing of Bond Fund

Date of events: 2004/10/29

Contents:

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield):INVESCO ROC Bond Fund

2.	Date of occurrence of the event:2004/10/21~2004/10/29

3.	Volume, unit price, and total monetary amount of the transaction:

34,574,465.18Units;NT$14.4589~14.4633;NT$500,000,000

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):

INVESCO Taiwan Limited.;None

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition:N/A

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:N/A

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced):N/A

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained):N/A

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:One time payment in cash

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department:Base on the NAV of the fund;The NAV declared by fund company;finance department;

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):

69,182,049.78Units;NT$1,000,600,741;3.68%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement:

1.52%;1.73%;NT$4,751,494,035

13.	Broker and broker’s fee:None

14.	Concrete purpose or use of the acquisition or disposition:Short-term investment

15.	Net worth per share of company underlying securities acquired or disposed of:NT$14.46

16.	Do the directors have any objection to the present transaction?:None

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?:None

18.	Any other matters that need to be specified:None

EXHIBIT 13

Chunghwa Telecom

Nov 9, 2004

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Oct 2004

1) Sales volume (NT$Thousand)

Period	Items	2004	2003	Changes	%
Oct	Invoice amount	17,151,214	17,118,879	32,335	0.19%
Jan-Oct	Invoice amount	175,626,637	174,401,159	1,225,478	0.70%
Oct	Net sales	15,089,686	14,826,333	263,353	1.78%
Jan-Oct	Net sales	151,843,611	148,733,054	3,110,557	2.09%

b	Trading purpose : None